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                                           Filed by Credence Systems Corporation
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                           Subject Company: Integrated Measurement Systems, Inc.
                                                 Commission File No.: 000-026274

                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 1


                                CREDENCE SYSTEMS

                          Moderator:    Graham Siddall
                                  May 16, 2001
                                  4:00 p.m. MT


Operator:        Ladies and gentlemen, thank you for standing by. Welcome to the
                 Credence second quarter earnings release conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press the one, followed by the four on your push button phone. As a reminder this conference is being recorded Wednesday, May 16, 2001. I would now like to turn the conference over to John Detwiler, Senior
                 Vice President and Chief Financial Officer of Credence. Please go ahead sir.

John Detwiler:   Thank you, I am here with Graham Siddall, our Chief Executive
                 Office and President, Dave Ranhoff, our Executive Vice
                 President and Chief Operating Officer, and a special guest, Mr.
                 Keith Barnes, the Chairman and Chief Executive Officer of
                 Integrated Measurement Systems, Inc. or IMS.

                 Welcome to the second fiscal quarter 2001 earnings release conference call for Credence Systems. Graham will discuss with you the highlights of the second fiscal quarter as well as the state of the business. I will discuss business and operational results as well as an analysis of the financials and share with you the business outlook for Credence Systems in 2001. We will not at this time discuss the business outlook for IMS, as completion of
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                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 2

                 the transaction is still pending IMS shareholder approval as well as regulatory approval. We would refer you to IMS' SEC filings and public disclosures for information about the company. At the conclusion of my comments we will open the call for questions. We intend to limit today's conference call to one hour and therefore, our opening comments will be relatively brief.

                 Before we begin, however, I would like to make some cautionary statements. By now you have probably reviewed our press release, which was e-mailed to you this afternoon. If you have not received the release please call Patricia Ling at
                 (510) 623-4703 and she can provide it for you. During the course of this conference call we will make forward-looking statements regarding future events or the future performance of our company. Any such projections are based on limited information available to the company, which is subject to change. Although projections and the factors influencing them will likely change, we will not necessarily update the information since the company is only providing guidance at certain points during the year. Actual events or results could differ materially and no reader of this release should assume later in the quarter that the information we provide today is still valid. Such information speaks only as of today. Specific factors could change, causing our projections not to be achieved. We refer you to the documents the company files from time to time with the Securities and Exchange Commission.

                 I now turn the call over to Graham.

Graham Siddall:  Thank you John.   Overcapacity in the test sector, particularly
                 at our foundry and subcontract customers in Asia, continued in the second fiscal quarter of 2001. During the quarter we booked only $28 million of new orders, resulting in a book to bill ratio of approximately 0.65. In addition, during this quarter we experienced some order cancellations and in response to the weak conditions in the industry decided to work pro-actively with customers to clear out backlog that could not be scheduled with
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                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 3

                 reasonable certainty. This activity led to a reduction in the previous backlog of $78 million. Net de-bookings therefore were $50 million for the fiscal quarter. It is clear that in the current economic environment our customers will not be adding significant additional testing capacity until utilization rates improve.

                 With revenue at $43.3 million our sequential decline from Q1 2001 was 65 percent. As we have continually communicated, we are in a cyclical downturn in the test and assembly section of the industry that probably began in October 2000 and could last several more quarters before the excess test capacity is fully absorbed and growth in our business resumes. We stated at the beginning of the year our belief that a recovery may not occur until late calendar 2001 or early in 2002. We still adhere to that view. Some of our customers and others in the industry are forecasting a return to growth as early as the third quarter of this calendar year. We would of course welcome that opportunity and are managing our business to be prepared for this possibility but we are skeptical and have adopted a more cautious approach. For the purposes of managing our business we are assuming that bookings growth will not resume until fiscal Q4 at the earliest.

                 With revenues continuing to fall, we reduced our head count by a further 8 percent last Thursday. In the last three months, we have reduced our headcount by about 300 employees. From a peak of 1,450 in the first fiscal quarter, our headcount has now fallen to approximately 1,140 today. In addition, we have implemented a salary reduction for all domestic employees and continue to operate on a reduced work schedule. Our goal is to reduce our recurring quarterly operating expenses to approximately $42 to $43 million per quarter in the next few months. This figure includes the amortization of purchased intangibles of $6.1 million per quarter. Reaching these goals brings our break-even revenue level to approximately $65 million per quarter, excluding the amortization, or about $75 million per quarter with the amortization charges.
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                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 4

                 Visibility is still very murky but without improvements in business conditions we now expect the next fiscal quarter's revenue to be down sequentially from Q2 2001. We will review the outlook with you in more detail in a few moments.

                 I would now like to discuss where I believe we are in the semiconductor equipment cycle, and in particular, how this environment has impacted Credence's business. As we discussed on our last conference call, test equipment bookings began declining in the November-December time frame. Test capacity utilization declined from over 90% last October to the 80% range in January and has fallen steadily and dramatically to about 50% in April. The decline in test capacity utilization in the Asia Pacific region where Credence has most of its business is much greater than the declines experienced by IDM companies in the rest of the world. As a pure play test company with approximately 60% of our business with the foundry and subcontract test companies in Asia it is clear that our business will be impacted negatively until the back end overcapacity is worked off and this could take several more quarters. This booking weakness has now spread to the front end wafer fab area, particularly for 200 millimeter equipment, but the situation is clearly worse in the capacity -driven test and assembly sector.

                 In the end, resumption of growth for the whole industry will be based on greater spending in the end user markets. We believe that this will not reassert itself until very late calendar 2001 or 2002. Clearly the length and depth of this cycle will also be driven by the general health of the economy and this is where the current federal initiatives on interest rate and income tax cuts could prove beneficial.

                 Our business in Europe during Q2 represented 9 percent of gross bookings and 17 percent of revenue. Our North America business represented 40 percent of our revenue and 14 percent of our gross booking during Q1. Asia was 37 percent of revenue
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                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 5

                 and 77 percent of gross bookings. 40 percent of the canceled orders during the quarter were from Taiwan, 24% were in North America and 33% were in Southeast Asia outside of Taiwan.

                 The top 10 Credence customers represented 51 percent of our business in Q2 and 58 percent for all of fiscal 2001. Our mixed signal business represented 69 percent of our year-to-date revenue. Logic represented 5 percent and non-DRAM memory, primarily flash, represented 15 percent. The remaining 11 percent of our business was made up of service and software.

                 Successful companies in the semiconductor equipment business have demonstrated time and again that it is during the downturns in the industry that the seeds are sown for success in the upturn. The expense reductions we effected in the last three months were necessary since the company was gearing up to an $800 million revenue level which is clearly not going to happen in the current market environment. However, despite the reduction in head count of 300 people we are minimizing the impact of the cuts in customer support and engineering and are preparing the company to catch the next wave in business which we believe could surface in earnest in calendar 2002. We are focused on four major new product initiatives in the areas of mixed signal test, flash memory test, wireless test solutions, and design for test initiatives that have the potential to break the increasing cost of test trend. We are also using the downturn to restructure the company for greater efficiency by fully integrating the numerous acquisitions that we have made over the past year.

                 We are determined to position the company strategically for growth in new markets and with new customers as we come out of this painful downturn. It is in this last regard that today we announced a definitive agreement to acquire Integrated Measurement Systems, Inc. in a pooling of interests transaction. We also signed a shareholder's agreement with Cadence, IMS' largest shareholder. The agreement still awaits shareholder and
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                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 6

                 regulatory approval. IMS specializes in providing high performance integrated circuit validation systems, typically for the design engineer in the design prototype stage for validating and characterizing complex IC's. IMS is based in Beaverton, Oregon with about 300 employees.

                 We believe IMS is an ideal strategic fit for Credence. Not only are both companies' product lines fully complementary, but together we will address the complex challenges of IC testing from engineering through production. By pooling our resources and strengths we can aggressively pursue opportunities in key IDMs, increase our presence in North America, Asia and Europe, and broaden our customer and relationship base. While IMS supports the IC design engineer at the prototype stage for validating and characterizing complex digital, mixed-signal, and memory ICs, Credence focuses predominately on the high-volume production-oriented customer. IMS provides stable, technology-driven revenue in the down cycles of the industry and hence will make the revenue stream of the combined company less volatile. We believe that the combined company will be the first test equipment manufacturer in the industry to provide solutions from silicon characterization and validation to high volume production test.

                 IMS will continue to operate in its current facility as a wholly-owned subsidiary of Credence Systems Corporation. Our Fluence subsidiary, which is only a few blocks away in Beaverton, will be combined with IMS. Keith Barnes, IMS' chairman and chief executive officer, will manage the new subsidiary as executive vice president of Credence Systems and president of Integrated Measurement Systems, Inc., a Credence Company. Both Fluence and IMS have contracts with other tester companies and we will continue to honor these contracts. I am delighted to have Keith Barnes with us today and he will be commenting on the acquisition later in this conference call.
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                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 7

                 Overall we are naturally very disappointed with the Q2 business level and realize that we are probably in for at least another two quarters before business improves. However, we believe that we are well positioned as a company and look forward to the eventual upturn and opportunities of the future. I will now turn the call over to John, who will review the financial and operational details as well as the fiscal 2001 outlook.

J. Detwiler:     Thank you, Graham.  The highlights of the second fiscal
                 quarter's financials are as follows:

                 Bookings for the quarter were $28 million, representing a 0.65 book to bill before the canceled orders. After the canceled orders, the book to bill is negative. Our revenue for the quarter stood at $43.3 million, down $79.9 million from the previous quarter, or 65 percent. The gross profit margins for Q2 stood at 48.2 percent, as compared to 57.3 percent last quarter. We also took a charge in the quarter for the provision of excess inventory of $45 million. We made this decision as we gained greater visibility on the length and depth of this industry downcycle. This provision was largely earmarked for our logic and mixed signal product lines. Our inventory levels decreased by about $29 million from the Q1 levels after this provision. We continue to work to slow the inventory pipeline in light of the changing industry environment. We currently believe the inventory levels will peak in the third quarter, but this is dependent on the future revenue results. Our total operating expenses for Q2 were $48.8 million, down from $51.4 million in Q1. Excluding the special charges for our recent headcount reductions, the operating expenses stood at $46.8 million, or down $4.6 million from the last quarter.

                 As we articulated in our last conference call, our short term operating goal was to reduce recurring operating expense levels to approximately $46 million per quarter, which includes the purchased amortization. We almost reached that goal this quarter. For next quarter, our goal will be to reduce these
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                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 8

                 operating expenses to $42 to $43 million per quarter. The ongoing intangible amortization charges for the DCI and Rabkin acquisitions added approximately $900,000 per quarter to the run rate.

                 Our head count, ending Q2, was 1,140. As we mentioned, we reduced our head count a further 100 people last Friday. We plan to hold our head count relatively constant at this level as we move toward our goal of lowering our recurring operating expenses to the $42 million goal per quarter.

                 Research and development expenses for the second fiscal quarter were $19 million, as compared to $20.5 million in the first quarter. For the year, we expect to have R&D expenses at approximately the $76 million level.

                 Selling, general and administrative expenses were $21.7 million for the first quarter, as compared to $25.8 million in the prior quarter.

                 The amortization of purchased intangibles is expected to remain at $6.1 million per quarter.

                 Our total cash plus marketable securities stood at $343 million and our days sales outstanding rose to 130 days as the collection and payment term environment continued to deteriorate in the quarter. Net interest and other income for our first fiscal quarter stood at $4.7 million. Taking account of the disbursement of $6 million for the purchase of Rabkin during the quarter, our net cash change for the quarter was almost neutral.

                 Total outstanding average diluted shares for the second fiscal quarter stood at 54.04 million, down about 300,000 shares. For purposes of the EPS, options were ignored this quarter because they are anti-dilutive in periods when we have a loss.

                 If you exclude the special charges in the quarter, our pro-
                 forma
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                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 9

                 net loss stood at $13.6 million, or $0.26 per share. We used a tax benefit rate of 35 percent for the year-to-date and for the time being, we recommend that you use this rate for the remainder of the year.

                 I now turn to the financial outlook for the rest of fiscal 2001. We believe Q3 revenue will be down in the $30 to $40 million range and that we will be at or near the bottom in Q3, but we do not expect a significant rebound in Q4. We would expect to have our recurring operating expenses down to the $42 to $43 million level, including the amortization charges. We expect the loss for the third quarter to be in the $0.25 to $0.35 range, including the amortization charges.

                 We believe our book to bill will remain below 1.0 in Q3. At this point it is difficult to provide fair guidance on bookings. This guidance is dependent on the current weak business environment not getting any worse. As we have reviewed with you, the business outlook for the next six months is very uncertain. Despite the current market conditions, we are excited about Credence's prospects and our future earning opportunities. We completed a year of gaining significant market share and diversifying our business and believe that this provides the foundation for future growth.

                 We will now turn to Keith Barnes for a few words before we open up the call for questions.

Keith Barnes

                 Good afternoon. For several years, we at IMS have known
                 Credence Systems. Both companies have roots that go back to Tektronix and we have supported certain Credence ATE products with our VT SW products. We have produced tester fixtures, which make certain of our systems compatible with some of theirs. This has assisted mutual customers to rapidly move from the design environment using IMS systems to the production test phase where they use Credence systems. We have had discussions
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                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                         Page 10

                 in the past about combining their Fluence division with our VT SW division, as well.

                 We make complementary systems and software products. While IMS supports the design engineer in the design prototype stage for validating and characterizing of complex digital, mixed-signal, and memory ICs, Credence predominantly supports the backend production oriented customer.

                 The flow from design validation to production test is a natural flow and this combination is one, we believe, which will provide great value to our customers and to our shareholders, alike.

                 The unique marriage of IMS prototype validation test technology with EDA technology has always been a key differentiator. We have been strongly influenced by the needs of the IC designer. Many of the world's leading semiconductor manufacturers and systems manufacturers are our customers. These customers need to move rapidly from design validation to production test with confidence. The combination of IMS and Credence will assist them with this flow.

                 We tie directly into the Cadence, Synopsys, and Mentor Graphics design simulation environment to extract the design intent and assist our customers during the prototype validation phase to determine design, fabrication, and performance anomalies.

                 Our systems products are used to validate complex prototype IC
                 s which include Digital Processors including, but not limited to, DSPs, fixed and floating point, leading microprocessors and microcontrollers, embedded processors, etc... We also validate leading edge Mixed Signal devices used in Graphics, Network Processing, Wireless Communications, etc... And we validate designs in the high speed memory area including DRAM, SRAM, DDR RAM, and RAMBUS memories. Further, as these elements are combined into complex SOC devices, we have systems which also validate these integrated SOC devices.
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                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                         Page 11

                 As I mentioned before, we also have a Virtual Test Software division that provides tools for designers and test engineers to move data from the design phase to the production phase. These tools enable test IP development and simulation using standard Verilog and VHDL simulation tools. Credence is one of the ATE vendors we support with our VT products.

                 IMS and Credence have complementary offerings in each of these categories. When combined we will be able to provide our customers with a smooth flow from design to production test, providing greater value to our customers from a single supplier.

                 IMS's main customers include the leading IDM's as well as fabless semiconductor companies, and systems manufacturers located throughout the world. Credence's customers are mainly test houses and contract manufacturers, and primarily located in Asia. Together, we can expand our focus to a broader customer base and more diversified geographical mix. More customers in more companies with a broader mix of technologies should add up to more value for the customer and for Credence investors.

                 Other synergies exist on the technology development and integration side. IMS deals in the newest high-speed, high-complexity designs. The Credence production test products will need to meet similar speed and pin count requirements within a year or so after IMS build its products for the designers. Sharing the technology development will lower the overall R&D for both companies and allow us to get to market faster. We should be able to achieve lower product costs because of higher volumes of commonly used components and subsystems. And, by having more of a prototyping phase on the IMS products before ramping the production on Credence products, we should be able to achieve better overall quality.

                 Like Credence, IMS is proud of its quality record. For seven years in a row, IMS has been ranked by its customers as number
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                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                         Page 12

                 one in the world for quality and customer service.

                 In summary, we believe this deal makes good business and financial sense. It provides a great product flow for our mutual customers, it allows us to leverage more technology to a broader customer base worldwide, and this should translate to better shareholder value for IMS and Credence shareholders as we execute.


John Detwiler:   We will now turn the conference call over to the operator for your questions.  Thank you.

Operator:        Ladies and gentlemen, we will now begin the question and answer session. If you have a question, you will need to press the one, followed by the four, on you push button phone. You will hear a three tone prompt acknowledging your request, and your questions will be polled in the order they are received. If your question has been answered, and you would like to withdraw your polling request, you may do so by pressing the one, followed three, on your push button phone. If you are using a speaker phone, please pick up your hand set before pressing the numbers.

                 One moment please, for the first question.

        Keith Endres, Transcription Coordinator at 303-633-3879


Additional Information and Where to Find It

     Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction described in these materials, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Credence and IMS. Security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other related documents filed by Credence and IMS at the SEC's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the proxy statement/prospectus and the other documents may also be obtained by contacting by either company.